

05041834



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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|---|---|
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# ANNUAL ~~AUDITED~~ REPORT
## FORM X-17A-5 (A)
## ~~PART III~~
amendment

## FACING PAGE

| SEC FILE NUMBER |
|---|
| 8- ~~118017~~ 53648 |

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CROSSLAND CAPITAL PARTNERS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 WILSHIRE BLVD SUITE 850
(No. and Street)

SANTA MONICA (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFF N CROSSLAND 310 477 5100
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT STEPHENSON AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

515 N SEPULVEDA BLVD STE A MANHATTAN BEACH CA 90266
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



PROCESSED
SEP 16 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, JEFF N CROSSLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CROSSLAND CAPITAL PARTNERS, LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

MANAGING MEMBER

Title



Notary Public


ELENA M. OCCHIPINTI
Commission # 1392929
Notary Public - California
Los Angeles County
My Comm. Expires Jan 10, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form X-17A-5

# FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

## PART IIA [12]

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

CROSSLAND CAPITAL PARTNERS, LLC [13]

SEC FILE NO.

8-53648 [14]

FIRM I.D. NO.

118017 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

233 WILSIRE BLVD., SUITE 850 [20]

(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)

01/01/04 [24]

| SANTA MONICA [21] | CA [22] | 90401 [23] |
|---|---|---|
| (City) | (State) | (Zip Code) |

AND ENDING (MM/DD/YY)

12/31/04 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFF N. CROSSLAND [30]

(Area Code) — Telephone No.

(310) 477-5100 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

OFFICIAL USE

| | |
|---|---|
| [32] | [33] |
| [34] | [35] |
| [36] | [37] |
| [38] | [39] |

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

**EXECUTION:**
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 3 day of FEBRUARY 20 05

Manual signatures of:

1) 

Principal Executive Officer or Managing Partner

2) 

Principal Financial Officer or Partner

3) 

Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

# TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

ROBERT STEPHENSON AN ACCOUNTANCY CORPORATION [70]

ADDRESS

| 515 N. SEPULVEDA BLVD. STE. A | MANHATTAN BEACH | CA | 90266 |
|---|---|---|---|
| Number and Street [71] | City [72] | State [73] | Zip Code [74] |

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

**FOR SEC USE**

| | |
|---|---|
| | |

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | |
|---|---|---|---|---|---|---|
| [50] | [51] | [52] | [53] | | | |

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2004

CROSSLAND CAPITAL PARTNERS, LLC

233 WILSHIRE BLVD., SUITE 850

SANTA MONICA, CALIFORNIA 90401

CONTENTS

**ROBERT STEPHENSON**
*An Accountancy Corporation*
**515 N. Sepulveda Blvd., Suite A**
**Manhattan Beach, California 90266**
**(310) 318-1592**

# INDEPENDENT AUDITOR'S REPORT

Members
Crossland Capital Partners, LLC
Santa Monica, California

I have audited the accompanying statement of financial condition of Crossland Capital Partners, LLC (a California limited liability company) as of December 31, 2004 and the related statements of revenue and expenses, changes in cash flows, and changes in members' capital for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Crossland Capital Partners, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. The above-mentioned supplemental schedule, when considered in relation to the financial statements, presents fairly, in all material respects the information included therein in conformity with the rules under the Securities Exchange Act of 1934.



Manhattan Beach, California
January 21, 2005

Crossland Capital Partners, LLC

# STATEMENT OF FINANCIAL CONDITION

December 31, 2004

## ASSETS

| | | |
|---|---|---|
| CURRENT ASSETS | | |
| Receivables - fees | | $133,829 |
| Total current assets | | 133,829 |
| PROPERTY AND EQUIPMENT - AT COST | | |
| Furniture and equipment | $ 18,949 | |
| Less accumulated depreciation | 4,736 | 14,213 |
| OTHER ASSET | | |
| Deposit | | 8,415 |
| | | $156,457 |

## LIABILITIES

| | |
|---|---|
| CURRENT LIABILITIES | |
| Cash overdraft | $ 106 |
| Accounts payable | 7,122 |
| Total current liabilities | 7,228 |
| MEMBERS' CAPITAL | 149,229 |
| | $156,457 |

The accompanying notes are an integral part of this statement.

Crossland Capital Partners, LLC

# STATEMENT OF REVENUE AND EXPENSES

For the year ended December 31, 2004

| | | |
|---|---|---|
| REVENUE | | |
| Fees | | $550,059 |
| OPERATING EXPENSES | | |
| Consulting fees | $ 56,000 | |
| Other member compensation and benefits | 11,119 | |
| Regulatory fees and expenses | 755 | |
| Other expenses | 65,607 | |
| Depreciation | 1,895 | 135,376 |
| Income from operations | | 414,683 |
| INCOME TAXES - STATE | | 1,993 |
| NET INCOME | | $412,690 |

The accompanying notes are an integral part of this statement.

Crossland Capital Partners, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2004

| | |
|---|---|
| Cash flows from operating activities | |
| Cash received from customers | $ 506,230 |
| Cash paid to suppliers and employees | (131,139) |
| Income taxes paid | (1,993) |
| Net cash provided by operating activities | $ 373,098 |
| | |
| Cash flows from investing activities | |
| Net cash (used in) investing activities | - |
| | |
| Cash flows from financing activities | |
| Cash overdraft | 106 |
| Contributions from members | 57,527 |
| Distributions to members | (530,000) |
| Net cash (used in) financing activities | (472,367) |
| | |
| Net decrease in cash | (99,269) |
| | |
| Cash at January 1, 2004 | 99,269 |
| | |
| Cash at December 31, 2004 | $ - |
| | ========= |
| Reconciliation of net income to net cash (used in) operating activities | |
| Net income | $ 412,690 |
| | |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Depreciation | 1,895 |
| (Increase) decrease in: | |
| Receivables | 171,905 |
| Prepaid expenses | 2,805 |
| Increase (decrease) in: | |
| Accounts payable | 437 |
| Income taxes | (900) |
| Other liabilities | (215,734) |
| | |
| Net cash provided by operating activities | $ 373,098 |
| | ========= |

The accompanying notes are an integral part of this statement.

Crossland Capital Partners, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

For the year ended December 31, 2004

| | |
|---|---|
| Balance at January 1, 2004 | $ 209,012 |
| Contributions from members | 57,527 |
| Distributions to members | (530,000) |
| Net income for the year | 412,690 |
| Balance at December 31, 2004 | $ 149,229 |

The accompanying notes are an integral part of this statement.

Crossland Capital Partners, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

## NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the Company's accounting policies consistently applied in the preparation of its financial statements is as follows:

1. Crossland Capital Partners, LLC was formed October 23, 2001 under the laws of the State of California. The Company is a broker dealer registered with the National Association of Securities Dealers.

2. As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had not complied with both requirements. On January 3, 2005 the Company received $133,829 in cash that put the Company in a position of compliance with both requirements.

3. Management considers all accounts and notes receivable to be collectible at December 31, 2004. Therefore no allowance for doubtful accounts is required.

4. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally using the straight line modified accelerated cost recovery method (MACRS).

5. Income taxes on the results of operations are payable personally by the members. Therefore income taxes are not accrued in the accompanying financial statements.

6. For purposes of the statement of cash flows, the Company considers all unrestricted investment instruments purchased with original maturities of three months or less to be cash equivalents. At December 31, 2004 there were no cash equivalents.

NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

7. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Crossland Capital Partners, LLC

COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c 3-1

December 31, 2004

| | |
|---|---|
| NET CREDITS | |
| Members' capital | $149,229 |
| DEBITS | |
| Nonallowable assets | 156,457 |
| NET CAPITAL (DEFICIT) | $ (7,228) |
| 6-2/3% of aggregate indebtedness amount or $5,000, whichever is greater | 5,000 |
| EXCESS NET CAPITAL | $(12,228) |

SCHEDULE 1 - RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED NET CAPITAL AT December 31, 2004

| | |
|---|---|
| Net capital per unaudited Focus Report II A | $ (7,227) |
| Adjustments | |
| Rounding | 1 |
| Net capital per audit report | $ (7,228) |

Crossland Capital Partners, LLC

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c 3-3

December 31, 2004

The Respondent claims an exemption from Rule 15c 3-3 under Section (k)(2)(B).

Crossland Capital Partners, LLC

INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c 3-3

December 31, 2004

Schedule is not applicable.

PART II

Crossland Capital Partners, LLC

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

December 31, 2004

**ROBERT STEPHENSON**
*An Accountancy Corporation*
**515 N. Sepulveda Blvd., Suite A**
**Manhattan Beach, California 90266**
**(310) 318-1592**

Members
Crossland Capital Partners, LLC

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

I have examined management's assertion, included in its representation letter dated January 21, 2005, that Crossland Capital Partners, LLC maintained an effective internal control structure over financial reporting as of December 31, 2004.

My examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control structure over financial reporting, testing and evaluating the design and operating effectiveness of the internal control structure, and such other procedures as I considered necessary in the circumstances. I believe that my examination provides a reasonable basis for my opinion.

Because of inherent limitations in any internal control structure, errors or irregularities may occur and not be detected. Also, projections of any evaluation of the internal control structure over financial reporting to future periods are subject to the risk that the internal control structure may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In my opinion, management's assertion that Crossland Capital Partners, LLC maintained an effective internal control structure over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

This report is intended solely for the information and use of the Members, management of Crossland Capital Partners, LLC, and the Securities and Exchange Commission and should not be used for any other purpose.



Manhattan Beach, California
January 21, 2005